UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 20 November 2015

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" or "the company")

In compliance with paragraphs 3.63 to 3.74 of the JSE Listings
Requirements, the following information is disclosed:

A.   DEALINGS IN SECURITIES BY DIRECTORS: SHARE VESTINGS AND
     ON MARKET SALES

In terms of provisions of the Harmony Share Plan, performance
shares vest after 3 years.

1. Name of director: GP Briggs (Chief Executive
                                  Officer)

   Nature of transaction: Off market vesting

   Date: 16 November 2015

   Class of securities: Ordinary shares

   Number of performance shares
   vested and retained in own
   name: 44 615

   Vesting price per share: R8.78

   Total value of shares
   vested: R391 719.70 (pre-tax)

   Nature and extent of   Direct beneficial
   directors interest:

2. Name of director: F Abbott (Financial
                                  Director)

   Nature of transaction: Off market vesting

   Date: 16 November 2015

   Class of securities: Ordinary shares

   Number of performance shares
   vested and retained in own

name:	18 547
Vesting price per share:	R8.78
Total value of shares vested:	R162 842.66 (pre-tax)
Nature and extent of directors interest:	Direct beneficial

3.

Name of director:	HE Mashego (Executive Director)
Nature of transaction:	Off market vesting and on market sale of performance shares (ordinary shares)
Date:	16 November 2015
Class of securities:	Ordinary shares
Number of performance shares vested:	13 153
Vesting price per share:	R8.78
Total value of shares vested:	R115 483.34 (pre-tax)
Number of performance shares sold on market to cover tax:	5 393
Market price per share sold:	R8.78
Proceeds for on market sale to cover tax:	R47 350.54
Number of shares retained in own name:	7 760
Nature and extent of directors interest:	Direct beneficial

4.

Name of company secretary:	R Bisschoff (Company Secretary)
Nature of transaction:	Off market vesting and on market sale of performance shares (ordinary shares)

Date:	16 November 2015
Class of securities:	Ordinary shares
Number of performance shares vested and retained in own name:	4 971
Vesting price per share:	R8.78
Total value of shares vested:	R43 645.38 (pre-tax)
Nature and extent of directors interest:	Direct beneficial

B.   DEALING IN SECURITIES BY DIRECTORS: SHARE GRANTS

In line with the provisions of the Harmony Share Plan, incentives / shares are allocated to directors in November of each year.

1. Name of director:	GP Briggs (Chief Executive Officer)
Nature of transaction:	Off market grant of performance shares
Periods of vesting:	Performance shares vest after three years.
Date:	16 November 2015
Class of securities:	Performance shares
Number of performance shares awarded:	550 000
Matching shares granted, supplementing restricted shares not exercised:	32 684
Nature and extent of director's interest:	Direct beneficial
2. Name of director:	F Abbott (Financial

	Director)
Nature of transaction:	Off market grant of performance shares
Periods of vesting:	Performance shares vest after three years.
Date:	16 November 2015
Class of securities:	Performance shares
Number of performance shares awarded:	736 809
Matching shares granted, supplementing restricted shares not exercised:	63 408
Nature and extent of director's interest:	Direct beneficial
3. Name of director:	HE Mashego (Executive Director)
Nature of transaction:	Off market grant of performance shares
Periods of vesting:	Performance shares vest after three years.
Date:	16 November 2015
Class of securities:	Performance shares
Number of performance shares awarded:	455 758
Matching shares granted, supplementing restricted shares not exercised:	35 082
Nature and extent of director's interest:	Direct beneficial
4. Name of Company Secretary:	Riana Bisschoff (Company

	Secretary)
Nature of transaction:	Off market grant of performance shares
Periods of vesting:	Performance shares vest after three years.
Date:	16 November 2015
Class of securities:	Performance shares
Number of performance shares awarded:	152 972
Nature and extent of director's interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings
by the directors.

For more details contact:

Henrika Ninham
Investor Relations Manager
+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

Johannesburg, South Africa
20 November 2015

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 20, 2015

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director